		    SECURITIES AND EXCHANGE COMMISSION
		         WASHINGTON, D.C. 20549




			     SCHEDULE 13D

	        Under the Securities Exchange Act of 1934


		       American Eagle Group, Inc.
	---------------------------------------------------------------
			(Name of Issuer)


		     Common Stock, $.01 Par Value
	---------------------------------------------------------------
		    (Title of Class of Securities)


			    02553B102
	---------------------------------------------------------------
			 (CUSIP Number)


		         James E. Evans, Esq.
		        One East Fourth Street
		        Cincinnati, Ohio 45202
			 (513) 579-2536
	---------------------------------------------------------------
	       (Name, Address and Telephone Number of Person
	     Authorized to Receive Notices and Communications)


			December 31, 1996
	---------------------------------------------------------------
	(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

			Page 1 of 53 Pages

CUSIP NO. 469858401             13D                  Page 2 of 53 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	American Financial Group, Inc.             31-1422526
	American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
					        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
	See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
	Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
	 - - -

8    SHARED VOTING POWER
	 6,782,667 (See Item 5)

9    SOLE DISPOSITIVE POWER
	 - - -

10    SHARED DISPOSITIVE POWER
	     6,782,667 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
	 6,782,667 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 49.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
	HC
	HC

CUSIP NO. 469858401            13D             Page 3 of 53 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
					        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
         See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
	United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

	 SOLE VOTING POWER
	 - - -

8    SHARED VOTING POWER
	6,782,667

9    SOLE DISPOSITIVE POWER
	  - - -

10    SHARED DISPOSITIVE POWER
	6,782,667

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON,
	6,782,667

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	49.5%

14    TYPE OF REPORTING PERSON*
	IN

CUSIP NO. 46985840              13D             Page 4 of 53 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
					        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
	See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
	United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

	 SOLE VOTING POWER
	 - - -

8    SHARED VOTING POWER
	 6,782,667

9    SOLE DISPOSITIVE POWER
	 - - -

10    SHARED DISPOSITIVE POWER
	 6,782,667

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
	 6,782,667

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 49.5%

14    TYPE OF REPORTING PERSON*
	IN

CUSIP NO. 46985840             13D              Page 5 of 53 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
					        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
	 See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
	United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

	 SOLE VOTING POWER
	 - - -

8    SHARED VOTING POWER
	 6,782,667

9    SOLE DISPOSITIVE POWER
	 - - -

10    SHARED DISPOSITIVE POWER
	 6,782,667

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
	 6,782,667

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 49.5%

14    TYPE OF REPORTING PERSON*
	 IN

CUSIP NO. 46985840          13D                Page 6 of 53 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
					        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
	 See Item 3

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
	United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

	 SOLE VOTING POWER
	     - - -

8    SHARED VOTING POWER
	 6,782,667

9    SOLE DISPOSITIVE POWER
	     - - -

10    SHARED DISPOSITIVE POWER
	 6,782,667

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
	 6,782,667

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 49.5%

14    TYPE OF REPORTING PERSON*
	 IN

	This Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC")and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons").

	As of September 30, 1996, the Lindner Family beneficially owned approximately 37% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial and AFC, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.

Item 1.   Security and Issuer.

	This Schedule relates to shares of Common Stock, par value $.01 per share, ("American Eagle Common Stock"), issued by American Eagle Group, Inc., a Delaware corporation ("American Eagle"). The principal executive offices of American Eagle are located at 12801 N. Central Expressway, Suite 800, Dallas, Texas 75243.

Item 2.   Identity and Background.

See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Reporting Persons.

Item 3.   Source and Amount of Funds or Other Consideration.

On December 31, 1996, pursuant to the terms of a Securities Purchase
Agreement between American Financial and American Eagle dated November 4, 1996 (the "Purchase Agreement"), American Financial acquired 350,000 shares of American Eagle's Series D Convertible Preferred Stock ("Preferred Shares") for $35 million. Each Preferred Share is immediately convertible into 19.04762 shares of American Eagle Common Stock. The aggregate purchase price was paid in cash with funds available for investment.

Prior to the acquisition of the Preferred Shares, the Reporting Persons, with funds available for investment, made the following purchases of American Eagle Common Stock in open market transactions.

	  Date              Number of Shares              Price per Share

	11/20/96                      50,000                                  $4.08
	11/22/96                      55,000                                  $4.08
	12/02/96                                11,000                        $4.205

Item 4.   Purpose of Transaction.

The Reporting Persons consider their beneficial ownership of American
Eagle equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional American Eagle equity securities or dispose of some or all of the American Eagle equity securities which they beneficially own.

Except as set forth in Section 6.5 of the Purchase Agreement attached hereto as Exhibit 2, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

As of December 31, 1996, assuming conversion of the Preferred Shares, the Reporting Persons beneficially owned 6,782,667 shares of American Eagle Common Stock (or approximately 49.5% of the outstanding shares of American Eagle Common Stock) as follows:

			Preferred
	Holder                        Shares (a)                    Common Stock
     ======                 ==========           ============
	GAI (b)                       350,000                       66,000
	MID (c)                       -0-                           50,000
		         -------               -------
		Total:              350,000                       116,000


(a) Each Preferred Share is convertible into 19.04762 shares of American Eagle Common Stock.

(b)       GAI = Great American Insurance Company, 100% owned by AFC.

(c)       MID = Mid-Continent Casualty Company, 100% owned by GAI.

Except as set forth in Item 3 of this Schedule, to the best knowledge and belief of the undersigned, no transactions involving American Eagle equity securities have been effected during the past 60 days by the Reporting Persons or by the directors or executive officers of American Financial or AFC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Purchase Agreement, the Reporting Persons and American Eagle entered into certain agreements with respect to the voting of the Preferred

Shares and the shares of American Eagle Common Stock beneficially owned by American Financial (See Section 6.6). The parties also entered into a Registration Rights Agreement covering the sale of the Preferred Shares and underlying American Eagle Common Stock. A copy of the Registration Rights Agreement is attached hereto as Exhibit D to the Purchase Agreement.

Item 7.   Material to be filed as Exhibits.

	(1)       Schedule referred to in Item 2.
	(2)       Securities Purchase Agreement initially referred to in Item 3.
	(3)       Agreement required pursuant to Regulation Section 240.13d-1(f)(1)
     promulgated under the Securities Exchange Act of 1934, as amended.
	(4)       Powers of Attorney executed in connection with filings under the
     Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 1996
			   AMERICAN FINANCIAL GROUP, INC.
			   By:   James C. Kennedy
			      --------------------------------
			      James C. Kennedy, Deputy General
			      Counsel and Secretary

			   AMERICAN FINANCIAL CORPORATION
			   By:   James C. Kennedy
			      --------------------------------
			      James C. Kennedy, Deputy General
			      Counsel and Secretary

			   Carl H. Lindner*
			   Carl H. Lindner

			   Carl H. Lindner III*
			   Carl H. Lindner III

			   S. Craig Lindner*
			   S. Craig Lindner

			   Keith E. Lindner*
			   Keith E. Lindner

*By:  James C. Kennedy
      James C. Kennedy, Attorney-in-Fact

Exhibit 1

Item 2.  Identity and Background.

	American Financial is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated in April 1995. American Financial is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

	Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Financial. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987. He is also Chairman of the Board of American Financial Enterprises, Inc. ("AFE").

	Carl H. Lindner III's principal occupation is as Co-President of American Financial. He is also Co-President of AFC.

	S. Craig Lindner's principal occupations are as Co-President of American Financial and President of American Annuity Group, Inc., an affiliate of American Financial. He is also Co-President of AFC.

	Keith E. Lindner's principal occupations are as Co-President of American Financial and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Financial. He is also Co-President of AFC.

	The identity and background of the executive officers, directors and controlling persons of American Financial and AFC (other than the Lindner Family, which is set forth above) are as follows:

	1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Financial and AFC. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

	2. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is also Senior Vice President and General Counsel of AFC.

	3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Financial and AFC. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

	4. William R. Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Financial and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

	6. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial. He is also Senior Vice President and Treasurer of AFC.

	7. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial. He is also a Senior Vice President of AFC.

The following are persons who are executive officers of AFC who are not also executive officers of American Financial:

	1. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

	2. Robert C. Lintz's principal occupation is as a Vice President of AFC.

	The Lindner Family and American Financial may be deemed to be controlling persons with respect to AFC.

	Unless otherwise noted, the business address of American Financial, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

	None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 2







			SECURITIES PURCHASE AGREEMENT

				BETWEEN

			AMERICAN FINANCIAL GROUP, INC.,

				Purchaser

				    AND

			AMERICAN EAGLE GROUP, INC.,

				Seller

		SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT is made this 5th day of November, 1996, by and between AMERICAN EAGLE GROUP, INC., a Delaware corporation ("Seller"), and AMERICAN FINANCIAL GROUP, INC., an Ohio corporation ("Purchaser").
				ARTICLE 1

			INTERPRETATION

Section 1.1 Definitions. The following capitalized terms are defined as follows:

"Affiliate" means any Person which directly or indirectly controls, or is controlled by, or is under common control with, any Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise. The term "Affiliate" does not include the Purchaser nor any of its subsidiaries or affiliates.

"AFG" shall mean American Financial Group, Inc., an Ohio corporation, and any of its subsidiaries designated to purchase Seller's securities hereunder.

"Agreement" or "this Agreement" means this Securities Purchase Agreement (including all exhibits and schedules annexed hereto) as originally executed, or if supplemented, amended, or restated from time to time, as so supplemented, amended, or restated.

"Amended Registration Rights Agreement" means the Amended Registration
Rights Agreement in the form of Exhibit A, to be executed by Seller and Mason Best Company L.P. amending the Registration Rights Agreement between such parties dated March 21, 1994.

"Bank Debt" means the indebtedness of Seller pursuant to the terms of an Amended and Restated Credit Agreement dated as of December 29, 1994 among Seller, the lenders described therein and The First National Bank of Chicago, as Agent, as amended by Amendments to the Restated Credit Agreement dated as of February 23, 1996, March 18, 1996, May 3, 1996 and September 20, 1996, and as may be amended in the future.

"Business Day" means any day, except a Saturday, Sunday or legal holiday, on which commercial banking institutions are open for business in Dallas, Texas, Cincinnati, Ohio and New York, New York.

"Capitalized Lease" shall mean any lease the obligation for Rentals with respect to which is required to be capitalized on a balance sheet of the lessee in accordance with GAAP.

"Certificate of Designation" shall mean the Certificate of Designation of the terms of the Preferred Stock, in the form of Exhibit B, to be executed and filed by Seller authorizing the issuance of, and setting forth the terms of, the Preferred Stock.

"Closing Date" means the fifth Business Day following the date on which all conditions precedent specified in Article 7 hereof shall have been satisfied in full or waived in writing, but in any event, such date shall be within one hundred eighty (180) days of the execution of this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Commission" shall mean the United States Securities and Exchange
Commission and any successor federal agency having similar powers.

"Common Stock" shall mean the voting Common Stock of the Seller, par value $.01 per share.

"Commonly Controlled Entity" means an entity, whether or not incorporated, which is under common control with the Seller within the meaning of Section 4001 of ERISA or is part of a group which includes the Seller and which is treated as a single employer under Section 414 of the Code.

"Competing Proposal" means any proposal or offer to the Seller or the stockholders of the Seller with respect to (i) any merger, consolidation, share exchange, business combination, or other similar transaction, (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Seller and its material Subsidiaries, taken as a whole, in a single transaction or series of related transactions, or (iii) any tender, exchange or other offer for shares of the Seller's Stock.

"Contractual Obligation" means, with respect to any Person, any provision or requirement of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Convertible Securities" shall mean evidence of indebtedness, shares of stock or other securities which are directly or indirectly convertible into or exchangeable for, with or without payment of additional consideration, shares of Stock, either immediately or upon the arrival of a specified date or the happening of a specified event.

"Director Duty" has the meaning set forth in Section 6.7 hereof.

"Employee Benefit Plan" means any employee benefit plan within the meaning of Section 3(3) of ERISA, other than a Multiemployer Plan.

	"Environmental Laws" means all federal, state and local laws, rules, regulations, ordinances, permits, orders, writs, judgments, injunctions, decrees, determinations, awards and consent decrees relating to hazardous substances and environmental matters applicable to the business, operations or activities of the Seller or any Subsidiary of the Seller.

"ERISA" means the Employee Retirement Income Security Act of 1974 and the rules and regulations issued thereunder, as amended from time to time and any successor statute.

"ERISA Affiliate" means, in relation to any Person, any trade or business (whether or not incorporated) which is a member of a group of which that Person is a member and which is under common control within the meaning of the regulations promulgated under Section 414 of the Code.

"Exchange" means the New York Stock Exchange, Inc.

"Financial Statements" means those audited consolidated financial state-ments of Seller and its Subsidiaries for the periods ended December 31, 1995 and those unaudited statements for the nine months ended September 30, 1996, previously delivered to the Purchaser.

"GAAP" means generally accepted accounting principles in the United States at the time in effect.

"Guarantee Obligation" means, with respect to any Person, any obligation in the nature of a guaranty, repurchase arrangement, loan or advancement agreement, reimbursement obligation, comfort letter, hold harmless, indemnity or counter-indemnity or similar obligation, with respect to any indebtedness, lease, dividend or other obligations of any other Person, directly or indirectly, fixed or contingent, matured or unmatured which is required to be disclosed in the financial statements of Seller under GAAP; provided, however, that the term shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation shall be deemed to be the maximum amount for which the guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, or if not stated or determinable, the maximum reasonably anticipated liability in respect thereof.

"Indebtedness" means, with respect to any Person at any date, (a) all indebtedness of such Person for borrowed money, (b) indebtedness of such Person for the deferred purchase price of services or property, which purchase price is (i) due twelve (12) months or more from the date of incurrence of the obligation in respect thereof or (ii) is evidenced by a note, bond, debenture or similar instrument, (c) all obligations of such Person under Capitalized Leases, (d) all obligations of such Person in respect of acceptances, letters of credit or similar facilities issued or created for the account of such

Person, and (e) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any Capitalized Lease having substantially the same economic effect as any of the foregoing, and the filing of any Financing Statement under the Uniform Commercial Code or comparable law of any jurisdiction in respect of any of the foregoing). The term "Lien" shall include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting property.

"Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the preceding five business days before the day in question. The closing price for each day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the Exchange or, if the Common Stock is not listed or admitted to trading on the Exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as reported by the National Association of Securities Dealers Automated Quotation System.

"Material Adverse Effect" means a material adverse effect on (a) the business, operations, property or condition (financial or otherwise) of the Seller and its Subsidiaries, considered as one entity, (b) the ability of the Seller to perform its obligations under this Agreement or any other Transaction Document to which it is a party, or (c) the validity or enforceability of this Agreement or any of the other Transaction Documents or the rights or remedies of the Purchaser.

"Multiemployer Plan" means a Plan which is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Obligations" means, the obligations of the Seller to the Purchaser presently existing or hereafter arising under any Transaction Documents, including without limitation, the Seller's obligation to redeem or repurchase the Preferred Stock in accordance with the terms of the Certificate of Designation.

"Options" shall mean any options or other rights to subscribe for, purchase or acquire any Stock.

"PBGC" means the Pension Benefit Guaranty Corporation.

	"Permitted Liens" shall mean:

(a)       liens securing the Bank Debt;

(b) liens arising by operation of law for taxes not yet due and payable;

(c) statutory liens of mechanics, materialmen, shippers and warehousemen for services or materials for which payment is not yet due and which occur in the ordinary course of business;

(d) liens, charges, encumbrances and priority claims incidental to the conduct of business or the ownership of properties and assets or other liens of like general nature incurred in the ordinary course of business and not in connection with the borrowing of money, provided in each case, the obligation secured is not overdue or, if overdue is being contested in good faith and by appropriate and lawful proceedings promptly initiated and diligently conducted (of which the Seller has given prior written notice to the Purchaser) and for which appropriate reserves (in accordance with GAAP) have been established and so long as levy and execution have been and continue to be stayed;

(e) liens incurred or pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; and

(f) liens imposed by law, such as carriers', warehousemen's or mechanics' liens, incurred by it in good faith in the ordinary course of business, and liens arising out of a judgment or award against it with respect to which it will currently be prosecuting an appeal, a stay of execution pending such appeal having been secured.

"Person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, limited liability company, governmental authority or other entity of whatever nature.

"Preferred Stock" means the shares of Series D Preferred Stock of the Seller issued pursuant to the terms of the Certificate of Designation.

"Preferred Stock Certificate" means the stock certificate of Seller representing 350,000 shares of Preferred Stock to be issued to Purchaser.

"Purchased Securities" means the 350,000 shares of Preferred Stock purchased pursuant to the terms of this Agreement.

"Registration Rights Agreement" means the Registration Rights Agreement to be executed between Seller and Purchaser on or before the Closing in the form of Exhibit D attached hereto.

	"Rentals" shall mean and include all fixed rents (including as such all payments which the lessee is obligated to make to the lessor on termination of the lease or surrender of the property) payable by the Seller or its Subsidiaries, as lessee or sublessee under a lease of real or personal property, but shall be exclusive of any amounts required to be paid by the Seller or its Subsidiaries (whether or not designated as rents or additional rents) on account of maintenance, repairs, insurance, taxes and similar charges.

"Reportable Event" means any of the events set forth in Section 4043(b) of ERISA, other than those events as to which the thirty (30) day notice period is waived under subsections .13, .14, .16, .18, .19 or .20 of PBGC Reg.
Section 2615.

"Requirements of Law" means, with respect to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of any governmental or political subdivision of any agency, authority, bureau, central bank, commission, department or any court, arbitrator, or grand jury, in each case whether foreign or domestic, applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Responsible Officer" means, with respect to any Person, the (i) chief executive officer or the president of such Person, and (ii) with respect to financial matters, the chief financial officer, or any vice president with financial responsibilities of such Person.

"Stock" shall mean all classes and categories of the capital stock of the Seller or any of its Subsidiaries whether then issued or issuable, including without limitation, the Common Stock.

"Stock Purchase Rights" shall mean Options and Convertible Securities.

"Subsidiary" means, with respect to any Person, a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to any Subsidiary or all Subsidiaries of the Seller, whether now in existence or hereafter organized.

"Transaction Documents" means this Agreement, the Warrants, the Preferred Stock Certificate, the Certificate of Designation, the Warrant Registration Rights Agreement, the Registration Rights Agreement, the Amended Registration Rights Agreement, and all other documents, instruments, certifi-cates and other agreements in connection with the sale of the Purchased Securities.
			   - 18 -

	"Underlying Shares" means shares of Common Stock issued or issuable upon exercise of conversion rights relating to the Preferred Stock or exercise of warrants issued upon redemption of Preferred Stock.

"Uniform Commercial Code" or "UCC" means the Uniform Commercial Code in each case in effect in the jurisdiction where the Collateral is located.

"Warrant" or "Warrants" means one or more of the Warrants for the purchase of 800,000 shares of Common Stock issued by Seller to the Purchaser on the date hereof, a copy of which is attached hereto as Exhibit E.

"Warrant Holder" and "Warrant Holders" shall mean the Purchaser and any subsequent holder of the Warrants.

"Warrant Registration Rights Agreement" means the Registration Rights Agreement executed contemporaneously herewith and attached hereto as Exhibit F.

Section 1.2         Rules of Construction.

(a) Use of Capitalized Terms. For purposes of this Agreement, unless the context otherwise requires, the capitalized terms used in this Agreement shall have the meanings herein assigned to them, and such definitions shall be applicable to both singular and plural forms of such terms.

(b) Construction. All references in this Agreement to the single number and neuter gender shall be deemed to mean and include the plural number and all genders, and vice versa, unless the context shall otherwise require.

(c) Headings. The underlined headings contained herein are for convenience only and shall not affect the interpretation of this Agreement.

(d) Entire Agreement. This Agreement and the other Transaction Documents shall constitute the entire agreement of the parties with respect to the subject matter hereof.

(e) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

	(f) Governing Law. This Agreement and the rights and obligations of the parties under this Agreement shall be governed by, and construed and interpreted in accordance with, the law of the State of Delaware.


			ARTICLE 2

		SALE AND PURCHASE OF PURCHASED SECURITIES

Section 2.1 Sale and Purchase of Purchased Securities. Subject to all of the terms and conditions hereof and in reliance on the representations and warranties set forth or referred to herein, the Seller agrees to issue and sell to the Purchaser, and the Purchaser agrees to purchase, the Purchased Securities from the Seller on the Closing Date.

Section 2.2 Purchase Price. The aggregate purchase price for the Purchased Securities is Thirty-Five Million and 00/100 Dollars
($35,000,000.00) (the "Purchase Price").

Section 2.3 Delivery of Warrants. In consideration for the execution and delivery of this Agreement by Purchaser; contemporaneously with the execution of this Agreement, the Seller shall deliver the Warrants and the Warrant Registration Rights Agreement to Purchaser. If the Seller terminates this Agreement on or before the Closing Date pursuant to Section 9.1(e) or (f) hereof, the Warrants shall become immediately exercisable. Upon Closing (as defined below), the Warrants and the Warrant Registration Rights Agreement will be cancelled.

Section 2.4 Closing. The Closing of the purchase and sale of the Purchased Securities (the "Closing") will take place at the offices of the Seller in Dallas, Texas on the date that all conditions to closing have been met or waived (the "Closing Date") or such other location and date as the parties may mutually agree. At the Closing, the Seller will deliver the Purchased Securities to the Purchaser against payment by the Purchaser of the Purchase Price in immediately available funds. The Purchased Securities will be issued to the Purchaser on the Closing Date and registered in the Purchaser's name on the Seller's records.

Section 2.5 Use of Proceeds. Substantially all proceeds of the sale of the Purchased Securities shall be used by the Seller to pay transaction expenses and for general corporate purposes. Seller shall also use such proceeds to repay Bank Debt to the extent repayment is consistent with banking, regulatory and rating agency considerations of Seller.

			ARTICLE 3

		REPRESENTATIONS AND WARRANTIES OF SELLER

In order to induce the Purchaser to enter into this Agreement, the Seller hereby represents and warrants to the Purchaser that:

Section 3.1 Corporate Existence. Each of the Seller and its Subsidiaries now in existence is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full power and authority to conduct its respective business as presently conducted. Each of the Seller and its Subsidiaries is duly qualified as a foreign corporation and in good standing in all other jurisdictions in which their respective activities or ownership of property requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect.

Section 3.2 Corporate Power; Authorization. Subject to the approval of the stockholders of Seller of the transactions contemplated by this Agreement, the Seller has the corporate power and authority to make, deliver and perform this Agreement and such other Transaction Documents to which it is a party and has taken, or by the Closing Date will have taken, all necessary corporate action to authorize the issuance of the Purchased Securities on the terms and conditions of this Agreement and to authorize the execution, delivery and performance of this Agreement and such other Transaction Documents to which it is a party. No consent or authorization of, or filing with, any Person (including, without limitation, any governmental authority or agency having jurisdiction over the Seller or its Subsidiaries), is required to be made or obtained by Seller in connection with the issuance of the Purchased Securities or the execution, delivery and performance by the Seller, and the validity or enforceability (with respect to the Seller) of this Agreement, or such other Transaction Documents to which Seller is a party, except for consents and filings referred to or disclosed on Schedule 3.2.

Section 3.3 Enforceable Obligations. This Agreement, the Warrant and the other Transaction Documents have been, or on or prior to the Closing Date will be, duly executed and delivered on behalf of the Seller, and constitute, or will constitute, the legal, valid and binding obligation of the Seller, enforceable against it in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

Section 3.4 No Legal Bar. Except as set forth on Schedule 3.2, the execution, delivery and performance of this Agreement, the Warrant and the other Transaction Documents and the consummation of the transactions contemplated thereby, will not violate any Requirements of Law or any Contractual Obligation of the Seller or its Subsidiaries.

	Section 3.5     Absence of Conflicts.  Except as set forth on Schedule 3.2, neither the execution and delivery of this Agreement, the Warrant or the other
Transaction Documents, the consummation of the transactions contemplated by such documents nor the performance of or compliance with the terms and conditions of such documents will (i) result in a breach of or a default under any agreement or instrument to which the Seller or any Subsidiary of the
Seller is a party or by which their properties may be subject or bound, or
(ii) except as contemplated by such documents, result in the creation or imposition of any Lien upon any property of the Seller or any Subsidiary of the Seller.

Section 3.6 Litigation. Except as set forth on Schedule 3.6, to the knowledge of the Seller, no litigation, investigation or proceeding of or before any arbitrator or governmental authority is pending or threatened by or against the Seller or against any Subsidiary of the Seller or any of their properties or revenues, existing or future which could have a Material Adverse Effect.

Section 3.7 Financial Condition. The Financial Statements delivered to Purchaser fairly present the assets, liabilities and financial condition of the Seller and its Subsidiaries, as of the dates thereof and in accordance with GAAP (except that any unaudited Financial Statements may not contain any or all of the footnotes required by GAAP and are subject to usual year-end audit adjustments not materially affecting the results of operations). The Financial Statements of Seller and its Subsidiaries contain no omissions or misstatements which are or may be material to the Seller and its Subsidiaries, treated as one entity. There has been no material adverse change in the assets, liabilities, business or financial condition of the Seller and its Subsidiaries, treated as one entity, since the date of such Financial Statements. Except for trade payables arising in the ordinary course of business since the dates reflected in such Financial Statements, the Seller and its Subsidiaries have no Indebtedness and no Guarantee Obligations other than as reflected in such Financial Statements. The Financial Statements of Seller and its Subsidiaries, including the related schedules and notes thereto, have been prepared in accordance with GAAP consistently applied throughout the periods involved (except that any unaudited Financial State-ments may not contain any or all of the footnotes required by GAAP and are subject to year end audit adjustments).

Section 3.8 No Change. Except as set forth on Schedule 3.8, since September 30, 1996 through the date of this Agreement, to the knowledge of the Seller, there has been no development or event, which has had or could reasonably be expected to have a Material Adverse Effect, and no dividends or other distributions have been declared, paid or made upon any shares of the Stock of the Seller or its Subsidiaries, nor has any of such Stock been redeemed, retired, purchased or otherwise acquired for value by the Seller or its Subsidiaries.

	Section 3.9         No Default. Neither the Seller nor any Subsidiary of the
Seller is in default under or with respect to any of its Contractual
Obligations in any respect which could reasonably be expected to have a
Material Adverse Effect.

Section 3.10 Compliance with Laws. Except for any violation which, individually or in the aggregate, would not have a Material Adverse Effect, Seller and its Subsidiaries are in compliance with all Requirements of Law.

Section 3.11 Taxes. The Seller has filed or caused to be filed all tax returns which are required to be filed by it or any of its Subsidiaries and all taxes shown to be due and payable on said returns or on any assessments made against it, any Subsidiary or any of their property, and all other taxes, fees or other charges imposed on Seller, any Subsidiary of Seller or any of their property by any governmental authority that are due and payable, have been paid (other than any taxes, fees or other charges the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which adequate reserves in conformity with GAAP have been provided on the books of the Seller or such Subsidiary); to the knowledge of Seller, no tax Lien has been filed and no claim is being asserted, with respect to any such tax, fee or other charge.

Section 3.12 ERISA. Seller and its ERISA Affiliates are in compliance, in all material respects, with any applicable provisions of ERISA and the regulations thereunder and the Code, with respect to all Employee Benefit Plans.

Section 3.13 Environmental Matters. Except for any violation which, individually or in the aggregate, would not have a Material Adverse Effect, neither the Seller nor any of its Subsidiaries is in violation of any Environmental Law.

Section 3.14 Investment Company Act. Neither the Seller nor any of its Subsidiaries is an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

Section 3.15 Capitalization of Seller. Schedule 3.15 hereto states the authorized capitalization of the Seller and the number of shares of each class of Stock of the Seller issued and outstanding thereof. All such issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable and free of any claims of preemptive rights. Other than as created pursuant to this Agreement and stock option plans adopted prior to the date hereof by Seller, there are no outstanding Stock Purchase Rights issued by the Seller.

Section 3.16 Capitalization of Subsidiaries. Schedule 3.16 attached hereto contains a list of the Subsidiaries of the Seller, the jurisdictions of incorporation applicable thereto and the percentage of the voting common stock or other issued capital stock thereof owned by the Seller or its Subsidiaries. There are no Stock Purchase Rights issued by any Subsidiary of the Seller. The Seller or its Subsidiaries, as the case may be, have good and valid title to all shares they purport to own of the capital stock of each such Subsidiary, free and clear in each case of any Lien, except liens securing the Bank Debt. All Stock of each Subsidiary has been duly issued and is fully paid and non-assessable.

Section 3.17        Title to Assets; Leases.  The Seller and its
Subsidiaries will own all of the assets reflected in the Financial Statements as of the Closing Date, subject to no Liens other than Permitted Liens except for assets sold prior thereto in the ordinary course of business. Each of the Seller and its Subsidiaries enjoys peaceful and undisturbed possession, and is in compliance with the terms of all leases of real property on which facilities operated by them are situated and of all leases of personal property, except where failure to enjoy such possession or such noncompliance would not have a Material Adverse Effect.

Section 3.18 Disclosure. No representation or warranty made by the Seller in this Agreement or in any other document furnished in connection herewith contains any misrepresentation of a material fact or omits to state any material fact necessary to make the statements herein or therein not misleading.

Section 3.19 Undisclosed Liabilities. Neither the Seller nor any Subsidiary of Seller has any material obligation or liability (whether accrued, absolute, contingent, unliquidated, or otherwise, whether due or to become due) arising out of transactions entered into at or prior to the Closing Date, or any action or inaction at or prior to the Closing Date, except liabilities reflected on the Financial Statements or notes thereto;
 liabilities incurred in the ordinary course of business (none of which are liabilities for breach of contract, breach of warranty, torts, infringements, claims or lawsuits); liabilities or obligations disclosed in the schedules hereto; and liabilities or obligations incurred pursuant to the Transaction Documents.

Section 3.20 Compliance with Federal Reserve Regulations. None of the transactions contemplated in the Agreement will violate or result in a violation of Section 7 of the Securities Exchange Act of 1934, as amended, or any regulation issued pursuant thereto, including, without limitation, Regulations G, T, U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter II.

Section 3.21 Survival of Representations and Warranties. The foregoing representations and warranties are made by the Seller with the knowledge and intention that the Purchaser will rely thereon and shall survive the execution and delivery of this Agreement until the Closing Date.

				ARTICLE 4

	       REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 4.1 Representations and Warranties of Purchaser. In order to induce the Seller to enter into this Agreement, the Purchaser hereby represents and warrants to the Seller as set forth in this Section 4.1.

(a) Corporate Existence. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(b)       Corporate Power; Authorization.

(i) Authorization and Compliance With Law. The Purchaser has the corporate power and authority to make, deliver and perform this Agreement and the other Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement by the Purchaser and such other Transaction Documents to which it is a party, and the acquisition of the Warrant and the Purchased Securities pursuant to the terms hereof or thereof, have been duly authorized by all necessary action, corporate and otherwise, on the part of the Purchaser. The execution, delivery and performance of this Agreement by the Purchaser and such other Transaction Documents to which it is a party, the acquisition and ownership of the Warrant or the Purchased Securities issued to the Purchaser and the consummation of the transactions contemplated by the foregoing, do not and will not violate any Requirements of Law applicable to the Purchaser or any Contractual Obligation of the Purchaser.

(ii) Approvals. No authorization, consent, approval, license or filing with any Person (including, without limitation, any governmental authority or agency having jurisdiction over the Purchaser) is or will be necessary for the valid execution, delivery or performance of this Agreement by the Purchaser and such other Transaction Documents to which it is a party, the acquisition and ownership of the Warrant and/or the Purchased Securities issued to the Purchaser or the consummation of the transactions contemplated by the foregoing, or the validity or enforceability (with respect to the Purchaser) of this Agreement, or such other Transaction Documents to which the Purchaser is a party.

(c) Enforceable Obligations. This Agreement and the other Transaction Documents to which the Purchaser, is a party have been, or on or prior to the Closing Date will be, duly executed and delivered on behalf of the Purchaser, and constitute or will constitute the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(d)       Investment Representations of the Purchaser.

(i) No Distributive Intent; Restricted Securities. The Purchaser is acquiring the Purchased Securities and Warrants for its own account with no present intention of reselling or otherwise distributing any of the Purchased Securities or the Warrants or participating in a distribution of such Purchased Securities or Warrants in violation of the Securities Act, or any applicable state securities laws. The Purchaser acknowledges that it has been advised and is aware that (A) the Seller is relying upon an exception under the Securities Act predicated upon the Purchaser's representations and warranties contained in this Agreement in connection with the issuance of the Purchased Securities and the Warrants pursuant to this Agreement, (B) the Purchased Securities and the Warrants in the hands of the Purchaser will be "restricted securities" within the meaning of Rule 144 promulgated by the Commission pursuant to the Securities Act and, unless and until registered under the Securities Act, will be subject to limitations on resale (including, among others, limitations on the amount of securities that can be resold and the timing and manner of resale) set forth in Rule 144 or in administrative interpretations of the Securities Act by the Commission or in other rules and regulations promulgated thereunder by the Commission, in effect at the time of the proposed sale or other disposition of the Purchased Securities or the Warrants, and (C) the Purchaser has no registration rights except as provided for in the Registration Rights Agreement, and the Seller has no plans to register any securities except in accordance with those rights.

(e) Survival of Representations and Warranties. The foregoing representations and warranties are made by the Purchaser with the knowledge and intention that the Seller will rely thereon and shall survive the execution and delivery of this Agreement.

Section 4.2         Commissions.

(a) No Commissions of Purchaser. No outside parties have parti-cipated with respect to the negotiation of this Agreement and the transactions contemplated hereby on behalf of the Purchaser and the Purchaser shall indemnify and hold the Seller harmless with respect to any claim for any broker's or finder's fees or commissions with respect to the transactions contemplated hereby by anyone found to have been acting on behalf of the Purchaser.

	(b) No Commissions of Seller. Seller shall indemnify and hold the Purchaser harmless with respect to any claim for any broker's or finder's fees or commissions with respect to the transactions contemplated hereby by anyone found to have been acting on behalf of the Seller.

			ARTICLE 5

			AFFIRMATIVE COVENANTS

Section 5.1 Financial Statements. So long as any of the Warrants or Purchased Securities are outstanding, the Seller will comply, and will cause each of its Subsidiaries, where applicable, to comply, with the following provisions:

(a) Year End Report. If the Seller has no securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, as soon as available, but in any event within ninety (90) days after the end of each fiscal year of the Seller, Seller shall deliver to the Purchaser copies of the audited consolidated financial statements of the Seller and its Subsidiaries including the balance sheets as at the end of such year and the related statements of income and retained earnings and of cash flows for such year, in each case containing in comparative form the figures for the previous year. Such financial statements shall be accompanied by an opinion of a firm of independent certified public accountants of nationally recognized standing reasonably acceptable to the Purchaser, stating that such financial statements fairly present the respective financial positions of the Seller and its Subsidiaries, as the case may be, and the results of operations and changes in financial position for the fiscal year then ended in conformity with GAAP.

(b) Quarterly Reports. If the Seller has no securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, as soon as available, but in any event not later than forty-five (45) days after the end of each fiscal quarter (except the last fiscal quarter) of each fiscal year, the Seller shall deliver to the Purchaser copies of the unaudited consolidated balance sheets of the Seller and its Subsidiaries as at the end of such quarter and the related unaudited statements of income and retained earnings and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer of the Seller as being properly prepared, complete and correct in all material respects (subject to normal year-end audit adjustments).

All of such financial statements shall be complete and correct in all material respects and be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods.
			    - 27 -

	(c) Commission and Other Reports. Promptly upon becoming available, Seller shall furnish, or if necessary cause its Subsidiaries to furnish, one copy of each financial statement, report, notice or proxy statement required to be sent by the Seller or any of its Subsidiaries to stockholders generally and of each regular or periodic report filed by the Seller or any of its Subsidiaries with any securities exchange or the Commission or any successor agency, and copies of any orders in any proceedings to which the Seller or any of its Subsidiaries is a party, issued by any governmental agency, federal or state, having jurisdiction over the Seller or any of its Subsidiaries, which could have a Material Adverse Effect.

Section 5.2 Conduct of Business and Maintenance of Existence. Prior to the Closing Date, Seller will, and will cause each of its Subsidiaries to, preserve, renew and keep in full force and effect its corporate existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business. Seller shall, and shall cause each of its Subsidiaries to, comply with all Contractual Obligations and Requirements of Law, except to the extent the failure to comply therewith could not be reasonably expected to have a Material Adverse Effect.

Section 5.3 Maintenance of Property; Insurance. Prior to the Closing Date, the Seller will maintain, preserve and keep, and will cause its Subsidiaries to maintain, preserve and keep, its properties which are used or useful in the conduct of its business (whether owned in fee or a leasehold interest) in good repair and working order and from time to time make all necessary repairs, replacements, renewals and additions so that at all times the efficiency thereof, in all material respects, shall be maintained. Seller shall maintain, and shall cause each of its Subsidiaries to maintain, with financially sound and reputable insurance companies, insurance on all of their real and personal property in such forms and amounts and against such risks as are usually insured against in the same general area by companies engaged in the same or a similar business; and furnish to the Purchaser, upon written request, full information as to the insurance carried.

Section 5.4         Strategic Alliance.

(a) After the Closing, the Purchaser agrees to provide to Seller a facility that will permit Seller to offer workers compensation insurance to its aviation insureds.

(b) After the Closing, Purchaser and Seller shall negotiate, in good faith, the terms of an underwriting management agreement pursuant to which Seller shall offer to provide underwriting and claims management services to Purchaser for those lines of aviation insurance that Seller currently underwrites, and Purchaser shall offer to provide Seller, where commercially desirable, underwriting capacity of an insurance carrier rated "A" by A.M. Best Company.

	(c) The Purchaser and Seller agree to fulfill their respective obligations under this Section through their appropriate subsidiaries.
The Purchaser and Seller agree to negotiate, in good faith, terms of agreements that are mutually agreeable.

Section 5.5 Recapitalization Charge. Seller agrees that it will record a Fifteen Million and 00/100 Dollar ($15,000,000.00) (pre-tax) recapitalization charge in its financial results for the quarter in which this transaction is recorded.

			     ARTICLE 6

			  OTHER PROVISIONS

Section 6.1 Shareholder Approval. The Seller shall take such action necessary to obtain shareholder approval of the transactions contemplated herein as promptly as practicable after the execution of this Agreement. As soon as practicable following the date hereof, the Purchaser and the Seller shall cooperate to prepare promptly and file with the SEC a Proxy or Information Statement with respect to the transactions contemplated by this Agreement (the "Information Statement"). Promptly after the approval by the staff of the Commission of the Information Statement, the Seller shall mail the Information Statement to all holders of the Seller's Common Stock. The Purchaser and the Seller shall cooperate with each other in the preparation of the Information Statement and shall advise the other in writing if, prior to the vote of the shareholders of the Seller, any such party shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. Notwithstanding the foregoing, each party shall be responsible for the information and disclosures which it makes or incorporates by reference in all regulatory filings and the Information Statement.

Section 6.2 Regulatory Approvals. Seller and Purchaser shall promptly apply for and use their commercially reasonable best efforts to obtain all applicable federal and state regulatory approvals and other approvals required to effectuate the provisions of this Agreement, including all filings under Hart-Scott-Rodino and with the appropriate state insurance commissions.

Section 6.3 Reservation of Shares. The Seller agrees to authorize and reserve for issuance a sufficient number of authorized but unissued shares of Common Stock and Preferred Stock for the purposes of this Agreement and to take such action as may be necessary to ensure that all shares of Common Stock issued upon exercise of the Warrants or upon conversion of the Preferred Stock will be duly and validly authorized and issued, fully paid and nonassessable and that all shares of Preferred Stock issued at the Closing or thereafter issued to Purchaser pursuant to the Certificate of Designation will be duly and validly authorized and issued, fully paid and nonassessable.

Section 6.4 Good Faith by Seller. The Seller will not, by amendment to its certificate of incorporation or through any reorganization, reclassification, or any other means, avoid or seek to avoid the observance or performance of any of the terms of Articles 6 hereof, but will at all times in good faith carry out all such terms and take all such action as may be necessary or appropriate to protect the rights of the Purchaser.

Section 6.5 Board of Directors. Purchaser shall have the rights set forth in this Section until the earlier of (i) the time that Purchaser and its Affiliates no longer own Preferred Stock and Underlying Shares representing in the aggregate the ownership, or right to acquire ownership, of fifty-one percent (51%) of the Underlying Shares or (ii) the seventh anniversary of the Closing Date. Purchaser may nominate for election to Seller's Board of Directors and the Seller shall place on the proxy sent to its shareholders, applicable nominees who represent thirty percent (30%) (rounded up to the next director) of the number of directors serving at any one time, and at least one of the directors representing the Purchaser shall serve on each of the standing committees of the Board of Directors. Notwithstanding the foregoing, the number of directors which the Purchaser shall be entitled to nominate pursuant to this Section 6.5 shall be reduced to the extent and by the number of directors the holders of Preferred Stock are entitled to elect as a class under the terms of the Certificate of Designation. In the event the Purchaser's representatives fail to be elected as directors, Seller agrees that Purchaser shall be entitled to have an equal number of representatives in place of such directors attend each meeting of the Board of Directors. Such representatives shall be entitled to receive all materials and information provided to Seller's Board of Directors and shall receive the same notice as is given to the Seller's Board of Directors.

Section 6.6 Voting Agreement. For so long as Purchaser and its Affiliates shall beneficially own Preferred Stock or Underlying Shares which represent in the aggregate the ownership, or right to acquire ownership, of at least fifty-one percent (51%) of the Underlying Shares, the Purchaser shall and shall cause its Affiliates, to vote all shares of Preferred Stock and Common Stock held by Purchaser or its Affiliates as follows:

(a) With respect to any matter on which the holders of Common Stock have the right to vote, if Purchaser and its Affiliates hold any combination of Preferred Stock and Common Stock that represents the right to vote more than 20% of the total votes eligible to be voted on such matter, then Purchaser agrees to vote all of its votes in excess of such 20% in proportion to the actual vote of holders of all remaining votes (including the Purchaser's 20% vote);

(b) The voting agreement contained in this Section will terminate and expire on the date that is three years and one hundred eighty (180) days after the Closing Date.

(c) Purchaser agrees that all certificates representing shares of Preferred Stock or Underlying Shares shall contain a legend referencing the foregoing restrictions on voting rights for so long as such restrictions are applicable.

Section 6.7      No Solicitation and Other Actions.

(a) From and after the date of this Agreement and except as set forth in subsection 6.7(b), the Seller shall not, and the Seller shall direct and use its reasonable best efforts to cause the officers, directors, employees, agents, advisors and other representatives of the Seller not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or participate in discussions or negotiations regarding, any proposals or offers from any Person (an "Offeror") relating to any Competing Proposal, or (ii) furnish to any other Offeror any non-public information or access to such information with respect to, or otherwise concerning, any Competing Proposal. The Seller shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person conducted heretofore with respect to any proposed Competing Proposal.

(b)       Notwithstanding anything to the contrary contained in this Section
6.7 or in any other provision of this Agreement, until the Shareholders of the Seller have approved the transactions contemplated by this Agreement, the Seller shall not be prohibited by this Agreement from (i) participating in discussions or negotiations with, and, during such period, the Seller may furnish information to, an Offeror that seeks to engage in discussions or negotiations, requests information or makes a proposal to acquire the Seller pursuant to a Competing Proposal, if the Seller's directors determine in good faith that such action is required for the discharge of their fiduciary obligations, after consultation with independent legal and financial advisors, who may be the Seller's regularly engaged legal counsel and financial advisors (a "Director
Duty"); (ii) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") with regard to a tender or exchange offer; (iii) making any disclosure to the Seller's shareholders in accordance with a Director Duty; (iv) failing to make, modifying or amending its recommendations, consents or approvals referred to herein in accordance with a Director Duty; (v) terminating this Agreement and entering into an agreement providing for a Competing Proposal in accordance with a Director Duty; or (vi) take any other action as may be appropriate in order for the Seller's Board of Directors to act in a manner that is consistent with its fiduciary obligations under applicable law . In the event that the Seller or any of its officers, directors, employees, agents, advisors or other representatives participate in discussions or negotiations with, or furnish information to an Offeror that seeks to engage in such discussions or negotiations, requests information or makes a Competing Proposal, then, subject to any confidentiality requirements of an

Offeror (i) the Seller shall immediately disclose to the Purchaser the decision of the Seller's directors; (ii) the identity of the Offeror; and (iii) copies of all information or material not previously furnished to Purchaser which the Seller, or its agents, provides or causes to be provided to such Offeror or any of its officers, directors, employees, agents, advisors or representatives.

			     ARTICLE 7

	   CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS

Section 7.1 Conditions Precedent. The obligation of the Purchaser to purchase the Purchased Securities pursuant to this Agreement on the Closing Date is subject to the satisfaction or waiver in writing of the following conditions precedent (in form, substance and action as is reasonably satisfac-tory to Purchaser):

(a) Certified Copies of Charter Documents. The Purchaser shall have received from the Seller and each of its Subsidiaries a copy, certified by a duly authorized officer of the Seller to be true and complete on and as of the Closing Date, of each of the charter or other organization documents and by-laws of the Seller or each Subsidiary each as in effect on such date of certification (together with all, if any, amendments thereto);

(b) Proof of Appropriate Action. The Purchaser shall have received from the Seller a copy, certified by a duly authorized officer of the Seller to be true and complete on and as of the Closing Date, of the records of all action taken by the board of directors and shareholders of the Seller to authorize the execution and delivery of this Agreement, each of the Transaction Documents and any other agreements entered into on the Closing Date and to which it is a party or is to become a party as contemplated or required by this Agreement, and its performance in all material respects of all of its agreements and obligations under each of such documents;

(c) Incumbency Certificates. The Purchaser shall have received from the Seller an incumbency certificate, dated the Closing Date, signed by a duly authorized officer of the Seller and giving the name and bearing a specimen signature of each individual who shall be authorized to sign, in the name and on behalf of the Seller this Agreement and each of the other Transaction Documents to which such person is or is to become a party on the Closing Date, and to give notices and to take other action on behalf of the Seller under such documents;

(d) Representations and Warranties. Each of the representations and warranties made by and on behalf of the Seller and its Subsidiaries to the Purchaser in this Agreement and in the other Transaction

Documents shall be true and correct when made and the representations and warranties contained in Sections 3.15 and 3.16 hereof shall be true and correct as of the Closing Date;

(e) Transaction Documents. Each of the Transaction Documents shall have been duly and properly authorized, executed and delivered to the Purchaser and filed by Seller, if required of Seller to be effective and shall be in full force and effect on and as of the Closing Date;

(f) Legality of Transactions. No change in applicable law shall have occurred as a consequence of which it shall have become and continue to be unlawful for the Purchaser to perform any of its agreements or obligations under this Agreement, or under any of the other Transaction Documents, or for the Seller or any Subsidiary of the Seller to perform any of its agreements or obligations under this Agreement or under any of the other Transaction Documents;

(g) Performance, Etc. The Seller shall have duly and properly performed, complied with and observed its respective covenants, agreements and obligations contained in each of the Transaction
Documents in all material respects.

(h) Legal Opinions. The Purchaser shall have received a written legal opinion of counsel to Seller, addressed to the Purchaser, dated the Closing Date, which shall be reasonably acceptable to the Purchaser;

(i) Consents. The Purchaser and Seller shall have received all consents necessary for the completion of the transactions contemplated by this Agreement and each of the Transaction Documents, including any regulatory approvals and all instruments and documents incidental thereto.

(j) Amended Registration Rights Agreement. Mason Best Company L.P. and Seller shall have entered into the Amended Registration Rights Agreement.

(k) Commitment of Mason Best Company L.P. Within five (5) days after the date hereof, the Purchaser shall have received a written commitment from Mason Best Company L.P. substantially in the form of the attached Exhibit "G" that it will vote its shares of Common Stock in favor of (i) the transactions contemplated herein and (ii) the representatives of Purchaser to be elected as directors of the Seller.

(l) Adjustment to Stock Option Exercise Price. The Seller shall have adjusted the exercise price of existing Stock Options granted to continuing officers and directors of Seller or its Subsidiaries pursuant to its 1991 Nonqualified Stock Option Plan, 1994 Stock Incentive Plan and 1994 Directors Option Plan effective on the Closing Date to the market price on the date of adjustment (the "Reset Options"). The Reset

Options shall have a vesting period of three (3) years, with one-third of the Options vesting on each anniversary of the date of the Reset Options.

			    ARTICLE 8
	    CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS

Section 8.1 Conditions Precedent. The obligation of the Seller to sell the Purchased Securities pursuant to this Agreement on the Closing Date is subject to the satisfaction or waiver in writing of the following conditions precedent (in form, substance and action as is reasonably satisfactory to the Seller):

(a) Proof of Appropriate Action. The Seller shall have received from the Purchaser a copy, certified by a duly authorized officer of the Purchaser to be true and complete on and as of the Closing Date, of the records of all action taken by the Board of Directors or Executive Committee of the Purchaser to authorize the execution and delivery of this Agreement and any other agreements entered into on the Closing Date and to which it is a party or is to become a party as contemplated or required by this Agreement, and its performance of all of its agreements and obligations under each of such documents;

(b) Incumbency Certificates. The Seller shall have received from the Purchaser an incumbency certificate, dated the Closing Date, signed by a duly authorized officer of the Purchaser and giving the name and bearing a specimen signature of each individual who shall be authorized (i) to sign, in the name and on behalf of the Purchaser, this Agreement and each of the other Transaction Documents to which such person is or is to become a party on the Closing Date, and (ii) to give notices and to take other action on behalf of the Purchaser under such documents;

(c) Representations and Warranties. Each of the representations and warranties made by and on behalf of the Purchaser to the Seller in this Agreement and in the other Transaction Documents shall be true and correct when made;

(d) Transaction Documents. Each of the Transaction Documents shall have been duly and properly authorized, executed and delivered to the Seller by the respective party or parties thereto and shall be in full force and effect on and as of the Closing Date;

(e) Legality of Transactions. No changes in applicable law shall have occurred as a consequence of which it shall have become and continue to be unlawful (i) for the Purchaser to perform any of its agreements or obligations under this Agreement, or under any of the other Transaction Documents, or (ii) for the Seller or any Subsidiary of the Seller to perform any of its agreements or obligations under this Agreement or under any of the other Transaction Documents;

(f) Approvals and Consents. The Seller shall have received all approvals and consents necessary for the completion of the transactions contemplated by the Agreement and each of the Transaction Documents, including Shareholder approval as contemplated by Section 6.1 hereof and regulatory consent as contemplated by Section 6.2 hereof; and

(g) Performance, Etc. The Purchaser shall have duly and properly performed, complied with and observed its respective covenants, agreements and obligations contained in each of the Transaction
Documents.

			   ARTICLE 9
		      TERMINATION OF AGREEMENT

Section 9.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing
Date:

(a)       by mutual written consent of the Seller and the Purchaser;

(b) by the Seller or the Purchaser, upon written notice to the other party, if the Closing shall not have occurred on or prior to March 31, 1997 (the "Outside Date"), unless such failure of consummation shall be due to the failure of the party seeking such termination to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party;

(c) by the Seller or the Purchaser, upon written notice to the other party, if a governmental authority of competent jurisdiction shall have issued an injunction, order or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such injunction, order or decree shall have become final and non-appealable or if a governmental authority has otherwise made a final determination that any required regulatory consent would not be forthcoming; provided, however, that the party seeking to terminate this Agreement pursuant to this clause has used all required efforts to remove such injunction, order or decree;

(d) by the Seller, if prior to approval by the Shareholders of the Seller of the transactions contemplated by this Agreement, the Board of Directors of the Seller determines in accordance with a Director Duty that such termination is required by reason of a Competing Proposal; or

(e) by the Seller or the Purchaser, if prior to approval by the Shareholders of the Seller of the transactions contemplated by this Agreement, the Board of Directors of the Seller shall have withdrawn or modified in a manner materially adverse to the Purchaser its approval of the adoption of this Agreement, because the Board of Directors has determined to recommend to the Seller's shareholders or approve a Competing Proposal, in accordance with a Director Duty; provided, however, that any communication that advises that Seller has received a Competing Offer or is engaging in any activity permitted under Section 6.7(b) with respect to a Competing Offer shall in no event be deemed a withdrawal or modification adverse to the Purchaser of its approval of this Agreement.

Section 9.2 Effect of Termination. In the event that this Agreement is terminated pursuant to clause 9.1(d) or 9.1(e) hereof, the Warrants issued to the Purchaser pursuant to Section 2.3 hereof shall become immediately exercisable and the Purchaser shall have all of the benefits of the Warrant Registration Rights Agreement and Purchaser shall have no further rights hereunder. In the event that this Agreement is terminated pursuant to any other clause of Section 9.1, the Warrants shall be cancelled and neither party shall have any further rights or obligations under this Agreement, the Warrant Registration Rights Agreement or the Warrant Subscription Agreement.

Section 9.3 Default under the Agreement. If either party shall default in the performance of its obligations hereunder, the non-defaulting party shall retain all rights and remedies, whether arising in equity or at law, including actions for specific performance and damages, as a result of the default by the other party under this Agreement.

			ARTICLE 10
		         MISCELLANEOUS

Section 10.1 Amendments and Waivers. The Seller and the Purchaser may amend this Agreement or the other Transaction Documents to which they are parties, and the Purchaser may waive future compliance by the Seller with any provision of this Agreement or such other Transaction Documents, but no such amendment or waiver shall be effective unless in a written instrument executed by an authorized officer of the Purchaser and Seller.

Section 10.2 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Purchaser or Seller, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The Purchaser or Seller, as the case may be, shall not be deemed to have waived any of its' rights hereunder or under any other agreement, instrument or paper signed by it unless such waiver shall be in writing and signed by the Purchaser or Seller, as the case may be. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law, and are supplemental and in addition to such rights, remedies, powers and privileges provided in Transaction Documents.

Section 10.3 Notices. All notices, consents, requests and demands to or upon the respective parties hereto shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or when deposited in the mail, postage prepaid, or, in the case of telex, telegraphic or telecopy notice, when sent, addressed as follows:

If to the Purchaser:

American Financial Group, Inc.
One East Fourth Street, Suite 919
Cincinnati, Ohio 45202
Attention:  Samuel J. Simon
Telephone:  (513) 579-2542
Telecopy:  (513) 579-2113

With a copy to:

Keating, Muething & Klekamp, P.L.L.
1800 Provident Tower
Cincinnati, Ohio  45202
Attention:  Paul V. Muething
Telephone: (513) 579-6517
Telecopy:  (513) 579-6957

If to the Seller:

American Eagle Group, Inc.
12801 North Central Expressway, Suite 800
Dallas, Texas  75243
Attention:  Chairman of the Board
Telephone: (972) 448-1460
Telecopy:  (972) 448-1401

With a copy to:

Frederick G. Anderson
Senior Vice President and General Counsel
American Eagle Group, Inc.
12801 North Central Expressway, Suite 800
Dallas, Texas  75243
Telephone:  (972) 448-1431
Telecopy:  (972) 448-1401

Notices of changes of address shall be given in the same manner.

Section 10.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Seller, the Purchaser and their respective successors and permitted assigns. For so long as Purchaser has any rights or obligations specified in Sections 6.5 and 6.6 hereof, the Purchaser and any of its Affiliates may assign or transfer to any Person (including a group as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), the shares of Preferred Stock or Underlying Shares, representing in the aggregate ownership, or the right to acquire ownership, of at least fifty-one percent (51%) of the Underlying Shares and all of their rights under
Section 6.5 above, only if such Person assumes all of the obligations under
Section 6.6 above.

Section 10.5 Enforcement Costs. All reasonable costs and expenses incurred by a party to enforce the terms of this Agreement and performance by the other party of its obligations hereunder including, without limitation, stationery and postage, telephone and telegraph, secretarial and clerical expenses, the fees or salaries of any collection agents utilized, and all attorneys' fees and legal expenses incurred in connection herewith whether through judicial proceedings or otherwise, or in enforcing or protecting its rights and interests under this Agreement or under any other instrument or document delivered pursuant hereto, or in protecting the rights of any holder or holders with respect thereto, or in defending or prosecuting any actions or proceedings arising out of or relating to the transactions contemplated hereby, shall be paid by the party which does not prevail in such action or proceeding, upon demand.

Section 10.6 Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section 10.7 Term. This Agreement shall terminate upon the latest of (i) the redemption of all shares of the Preferred Stock, or (ii) seven (7) years from the Date of Issuance.

Section 10.8 Consent to Jurisdiction. The Seller hereby absolutely and irrevocably consents and submits to the jurisdiction of the courts of the State of Ohio and of any federal court located in the said state in connection with any actions or proceedings brought against the Seller by the Purchaser arising out of or relating to this Agreement or any other Transaction Documents. The Seller hereby waives and shall not assert in any such action or proceeding, in each case, to the fullest extent permitted by applicable law, any claim that (a) the Seller is not personally subject to the jurisdiction of any such court, (b) the Seller is immune from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to it or its property, (c) any such suit, action or proceeding is brought in an inconvenient forum, (d) the venue of any such suit, action or proceeding is improper, or (e) this Agreement or any Transaction Documents may not be enforced in or by any such court. In any such action or proceeding, the Seller hereby absolutely and irrevocably waives personal service of any summons, complaint, declaration or other process and hereby absolutely and irrevocably agrees that the service thereof may be made by certified, registered first-class mail directed to the Seller. Anything hereinbefore to the contrary notwithstanding, the Purchaser hereof may sue the Seller in the courts of any other country, state of the United States or place where the Seller or any of the property or assets may be found or in any other appropriate jurisdictions.

IN WITNESS WHEREOF, the parties have duly executed this Agreement by their duly authorized officers as of the date first above written.


			      SELLER:

			      AMERICAN EAGLE GROUP, INC.



			      By:______________________________

			      Its:_____________________________



			      PURCHASER:

			      AMERICAN FINANCIAL GROUP, INC.



			      By:______________________________

			      Its:_____________________________

					       Exhibit D

		 REGISTRATION RIGHTS AGREEMENT


THIS REGISTRATION RIGHTS AGREEMENT entered into this ____ day of
      , 1996 between American Eagle Group, Inc., a Delaware corporation ("Company"), and American Financial Group, Inc., an Ohio corporation ("Holder").

		     W I T N E S S E T H:

WHEREAS, pursuant to a Securities Purchase Agreement (the "Purchase Agreement"), Holder has the right to acquire 350,000 shares of the Company's Series D Preferred Stock (the "Preferred Stock");

WHEREAS, in connection with the issuance of the Preferred Stock to Holder, the Company agreed to provide Holder with certain rights to require Company to register the Preferred Stock, the underlying Common Stock of the Company, .01 par value, excercisable upon conversion or a redemption of the Preferred Stock (the "Common Shares"), and warrants to acquire Common Shares issuable upon a redemption of the Preferred Stock (collectively the "Registrable Securities") with the Securities and Exchange Commission (the "Commission") and applicable state securities agencies in order to permit the free transferability and sale of the Registrable Securities by Holder.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1.        Demand Registration Rights.

1.1 At any time on any three (3) separate occasions, upon the written request of the Holder, the Company will prepare and file, promptly after such request and in no case more than Sixty (60) days after receipt of such notice, and thereafter use its best efforts to cause to become effective a registration statement ("Registration Statement") on a proper form to be selected by the Company under and complying with the Securities Act of 1933, as amended (the "Act"), covering such number of Registrable Securities as shall be specified in the Holder's request; provided, however, that the Company shall, in no event (including by reason of any assignment of rights by a Holder), be subject to more than Three (3) demand registrations under this Agreement and shall not be obligated at any time to register the lesser of (i) 25% of the total outstanding number of Preferred Stock, Common Shares or Warrants, whichever is the case, or (ii) Registrable Securities with a market value (based on the market value of the underlying shares of Common Stock) of less than One Million and 00/100 Dollars ($1,000,000.00) pursuant to any such request.

1.2 Within seven (7) business days of receipt of a written request for registration under Section 1.1, the Company shall notify all other persons or entities who beneficially own Registrable Securities at their respective addresses as shown on the books of the Company of a proposed registration and such persons or entities shall have the opportunity for a period of ten (10) business days after receipt of such notice to notify the Company in writing of their intention to have included in such registration such number of Registrable Securities as shall be specified in their response.

1.3 If the Holder so requests, the offering or distribution of Registrable Securities under this Section shall be pursuant to a firm underwriting. The managing underwriter shall be a nationally recognized investment banking firm recommended by the Holder for the Company's reasonable consideration and approval. The Company will enter into an underwriting agreement with such managing underwriter containing representations, warranties and agreements not substantially different from those customarily included by an issuer in underwriting agreements with respect to secondary distributions; provided, however, that the Holder shall be entitled to negotiate the underwriting discounts and commission and other fees of such underwriter.

1.4 No securities to be sold by the Company or any securityholder of the Company shall be included in any Registration Statement filed pursuant to this Section, unless (i) the offering is pursuant to a firm underwriting and the managing or principal underwriter for the Holder shall have consented to the inclusion of such other securities and (ii) all the Registrable Securities requested to be included by the Holder are so included.

1.5 The Company shall be entitled to postpone the filing of any Registration Statement otherwise required to be prepared and filed by it pursuant to this Section if, at the time it receives a request for registration, counsel for the Company is reasonably of the opinion (which opinion shall be expressed in writing) that a material pending transaction of the Company or any of its subsidiaries render the effecting of such Registration Statement inappropriate at the time; provided, that the duration of such delay shall not exceed One Hundred Eighty (180) days; provided further, that the Company shall promptly make such filing as soon as the conditions which permit it to delay such filing no longer exist; and provided further that in the event of any such deferral, the Holder shall have the right to withdraw its request for Registration and such withdrawn request shall not be considered one of the Holder's permitted requests for registration under Section 1.1.

2.        Piggy-Back Registration Rights.

2.1 If the Company or any securityholder of the Company (the "Initiating Securityholder") shall propose to file a Registration Statement for the purpose of effecting a primary or secondary offering under the Act on Form S-1, S-2 or S-3 or any equivalent general form for registration of equity securities under the Act with respect to a public offering of any Company equity security, the Company shall as promptly as practicable, but in no event later than Thirty (30) days prior to the proposed filing date, give notice of such intention to the Holder and shall include in such Registration Statement all Warrant and Warrant Shares as the Holder shall request within Ten (10) days of the giving of such notice, subject to the following limitations:

2.1.1 If the offering to be made pursuant to this Section is initiated by the Company or by a holder pursuant to any other registration rights agreement with the Company (a "Demanding Holder"), the inclusion of the Registrable Securities may be conditioned or restricted if, in the good faith opinion of the managing underwriter (or underwriters) of the securities to be sold (or, in the absence thereof, of the principal investment banker acting on behalf of the Company or the Demanding Holder in effecting such sale) for which such Registration Statement is being filed, such inclusion will have a material adverse impact on the offering of the securities being so registered. If the number of Registrable Securities is so restricted, then no securities of other securityholders shall be included in the offering unless all securities which the Company or the Demanding Holder, as the case may be, is attempting to sell are included therein, and any reduction required thereafter is made among the selling securityholders pro rata based on the number of securities held.

2.2 The Company may, without the consent of the Holder, withdraw any Registration Statement filed pursuant to this Section 2 and abandon any such proposed offering in which the Holder requested to participate. The Holder may withdraw any or all of the Registrable Securities held by the Holder from a Registration Statement filed or proposed to be filed pursuant to this Section 2 at any time prior to the effectiveness of such Registration Statement.

2.3 The notice from the Company to the Holder under Section 2 shall specify whether the securities to be included in such registration for a sale by the Company are to be sold through underwriters in a firm commitment offering. If Shares of the Holder are included in such an offering, they shall be included on the same terms (including the same underwriting discount or commission) applicable to the securities of the Company.

2.4 Anything in this Agreement to the contrary notwithstanding, if at the time the Company receives a request pursuant to Section 1.1, it gives notice to the requesting Holders that it intends within 180 calendar days of the date of such notice to make a public offering of shares of its Common Stock pursuant to a firm underwriting, such request shall be deemed to be a request by such Holder to participate in such public offering by the Company pursuant to Section 2.1 rather than a request pursuant to Section 1.1 of this Agreement; provided, however, that if such proposed public offering shall not have occurred within such 180 days, or such additional period not to exceed 90 days as the Company considers appropriate, such Holders may renew such Request and the Company shall comply with its obligations under this Agreement without giving effect to this Section 2.4.

3.        Covenants of the Holder.

Any request for registration made by the Holder shall specify the number of Registrable Securities as to which such request relates, express the Holder's present intention to offer such Registrable Securities for distribution and contain an undertaking to provide all such information and materials and take all such actions and execute all such documents as may be required in order to permit the Company to comply with all applicable requirements of the Commission and to obtain acceleration of the effective date of the Registration Statement.

4.        Covenants of the Company.

So long as the Company is under an obligation pursuant to the provisions of Section 1, the Company shall:

4.1 Prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus forming part of such Registration Statement as may be necessary to keep such Registration Statement effective for such period as shall be necessary to complete the marketing of the Registrable Securities included therein, but in no event for longer than One (1) year after the date the Registrable Securities may first be sold, not including any period during which the Holder is prohibited from selling any Registrable Securities;

4.2 Furnish to the Holder such number of copies of a prospectus, including, without limitation, a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as the Holder may reasonably request in order to facilitate the public sale or other disposition of such Registrable Securities;

4.3 Use its best efforts to register or qualify, not later than the effective date of any Registration Statement filed pursuant to this Agreement, the Registrable Securities covered by such Registration Statement under the securities or Blue Sky laws of such jurisdictions within the United States as the Holder may reasonably request and do any and all other acts or things which may be necessary or advisable to enable the Holder to consummate the public sale or other disposition in such jurisdiction of such Registrable Securities; provided, however, that the Company shall not be required to qualify as a foreign corporation or to execute a general service of process in any such jurisdiction;

4.4 Promptly notify the Holder, at any time when a prospectus relating to the Registrable Securities being distributed is required to be delivered under the Act, of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of the Holder, promptly prepare, file with the Commission and furnish to the Holder a reasonable number of copies of a supplement to, or an amendment of, such prospectus as may be necessary, or make any other appropriate filing with the Commission pursuant to the Securities Exchange Act of 1934, as amended, which will be incorporated by reference into the Registration Statement so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

4.5 Use its best efforts to furnish, at the request of the Holder or any underwriter of any distribution of the Registrable Securities, an opinion of legal counsel to the Company, covering such matters as are typically covered by opinions of issuer's counsel in underwritten offerings under the Act;

4.6 Enter into an agreement with the underwriters for such offering in which the Company shall provide indemnities similar to those described in Section 6 hereof to the underwriters and in which the Company shall make the usual representations and warranties made by issuers of equity securities to underwriters.

4.7       Use its best efforts to cause all of the Registrable
Securities as to which the Holder shall have requested registration to be listed on any recognized securities exchange, including, without limitation, the National Association of Securities Dealers Automated Quotation System, on which the Common Stock is then listed and to maintain the currency and effectiveness of any such listings.

5.        Costs and Expenses.

Except for expenses referred to in the following sentence, with respect to the first two registrations pursuant to Section 1 and any registrations pursuant to Section 2, the Company shall bear the entire cost and expense of any such registration, including, without limitation, all registration and filing fees, printing expenses, the fees and expenses of the Company's counsel and its independent accountants and all other out-of-pocket expenses incident to the preparation, printing and filing under the Act of the Registration Statements and all amendments and supplements thereto, the cost of furnishing copies of each preliminary prospectus, each final prospectus and each amendment or supplement thereto to underwriters, brokers and dealers and other purchasers of the securities so registered, and the costs and expenses incurred in connection with the qualification of the securities so registered under "blue sky" or other state securities laws. Notwithstanding the foregoing, the Company shall not be liable or responsible for the fees and expenses of counsel and accountants of the Holder, all underwriting discounts and commissions attributable to Registrable Securities registered at the request of the Holder, and in any registration made pursuant to Section 2, all filing fees attributable to Registrable Securities registered at the request of the Holder. All such fees and expenses not paid by the Company shall be paid by the Holder or, if appropriate, prorated among all selling securityholders.

6.        Indemnification.

6.1 Indemnity to the Holder. The Company will indemnify the Holder, its officers, directors and each underwriter of Registrable Securities as well as any person who controls the Holder or such underwriters against all claims, losses, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact contained in a prospectus or in any related Registration Statement, notification or similar filing under the securities laws of any jurisdiction or from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may have been based upon information furnished in writing to the Company by the Holder or such underwriter expressly for use therein and used in accordance with such writing.

6.2 Indemnity to the Company. The Holder, by requesting any such registration, agrees to furnish to the Company such information concerning it as may be requested by the Company and which is necessary or required by then applicable securities laws and the rules and regulations thereunder in connection with any Registration or qualification of the Registrable Securities and to indemnify the Company, its officers, directors and any person who controls the Company, against all claims, losses, damages, liabilities and expenses resulting from the utilization of such information furnished in writing to the Company expressly for use therein and used in accordance with such writing.

6.3 Indemnification Procedures. If any action is brought or any claim is made against any party entitled to be indemnified pursuant to this
Section 6 in respect of which indemnity may be sought against the indemnitor pursuant to Section 6 hereof, such party shall promptly notify the indemnitor in writing of the institution of such action or the making of such claim and the indemnitor shall assume the defense of such action or claim, including the employment of counsel and payment of expenses. Such indemnified party shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such party unless the employment of such counsel shall have been authorized in writing by the indemnitor in connection with the defense of such action or claim or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the indemnitor (in which case the indemnitor shall not have the right to direct any different or additional defense of such action or claim on behalf of the indemnified party or parties), in any of which events such fees and expenses of not more than one additional counsel for the indemnified parties shall be borne by the indemnitor. Except as expressly pro-vided above, if the indemnitor shall not previously have assumed the defense of any such action or claim, at such time as the indemnitor does assume the defense of such action or claim, the indemnitor shall thereafter be liable to any person indemnified pursuant to this Agreement for any legal or other expenses subsequently incurred by such person in investigating, preparing or defending against such action or claim. Anything in this paragraph to the contrary notwithstanding, the indemnitor shall not be liable for any settlement of any such claim or action effected without its written consent.

7.        Miscellaneous.

7.1 Notices. Notices given under this Agreement shall be deemed given when received and the addresses for the parties set forth below and may be delivered by telex or other telecommunications device producing a document setting forth such notice.

If to the Company:
American Eagle Group, Inc.
12801 N. Central Parkway
Suite 800
Dallas, Texas  75243
Attn:  Chief Executive Officer
Facsimile No.: (972) 448-1401

If to the Holder:
American Financial Group, Inc.
One East Fourth Street, Suite 919
Cincinnati, Ohio  45202
Attn:  Samuel J. Simon
Facsimile No:  (513) 579-2113

7.2 Binding Agreement. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

7.3 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware.

7.4 Assignability. The rights and obligations of the Holder hereunder may be assigned by it to any corporation or corporations, or other entity or entities controlled by it or controlling it or to which it may transfer any Registrable Securities. Upon such transfer, each transferee shall be deemed for all purposes of this Agreement to be the "Holder."

7.5       Succeeding Securities.  If the Registrable Securities of the
Company covered by this Agreement are converted into any other security of the Company or any other corporation, the terms of this Agreement shall apply with full force and effect to any such other security and the obligations of the Company to effect registration shall include such other filings, qualifica-tions, notices and similar acts as may be necessary to enable the Holder to realize the benefits of registration provided by this Agreement.

7.6 Counterparts. This Agreement may be executed in Two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

7.7 Other Registration Rights. Nothing in this Agreement shall prohibit the Company from granting registration rights on its securities in the future.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

			  AMERICAN FINANCIAL GROUP, INC.

			  BY:_____________________________________

			  ITS:_____________________________________

			  AMERICAN EAGLE GROUP, INC.

			  BY:______________________________________

			  ITS:______________________________________

Exhibit 3

		         AGREEMENT

       This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL
III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

       WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

       WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

       WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

      NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to
Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.


			      AMERICAN PREMIER GROUP, INC.
			      AMERICAN FINANCIAL CORPORATION


			      By:       /s/ James E. Evans
				      James E. Evans
				    Vice President & General Counsel


				      /s/ Carl H. Lindner
				      Carl H. Lindner


				      /s/ Carl H. Lindner III
				      Carl H. Lindner III


				      /s/ S. Craig Lindner
				      S. Craig Lindner


				      /s/ Keith E. Lindner
				      Keith E. Lindner

Exhibit 4

			  POWER OF ATTORNEY

        I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

	IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



			       /s/ Carl H. Lindner
			       Carl H. Lindner

		         POWER OF ATTORNEY



	I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

	IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


			        /s/ Carl H. Lindner III
			        Carl H. Lindner III

			POWER OF ATTORNEY



	I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

	IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



			         /s/ S. Craig Lindner
			         S. Craig Lindner

			POWER OF ATTORNEY



	I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

	IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



				 /s/ Keith E. Lindner
				 Keith E. Lindner